SilverCrest Closes C$92 Million Bought Deal Financing

Including C$12 Million Over-Allotment Option Exercised in Full

TSX: SIL | NYSE American: SILV   For Immediate Release

VANCOUVER, BC - December 18, 2019 - SilverCrest Metals Inc. ("SilverCrest" or the "Company") is pleased to announce the completion of its prospectus offering announced on December 3, 2019 whereby the Company issued a total of 12,650,000 common shares at a price of C$7.28 per common share for gross proceeds of C$92,092,000, including exercise of the over-allotment option in full (the "Offering"). The Offering was led by National Bank Financial Inc., Desjardins Capital Markets and Scotiabank on behalf of a syndicate of underwriters that included Eight Capital, Canaccord Genuity Corp., PI Financial Corp., RBC Dominion Securities Inc., Cormark Securities Inc., BMO Capital Markets, Beacon Securities Limited and Roth Capital Partners, LLC. The Company plans to use the net proceeds of the Offering for continued exploration and development of the Company's Las Chispas Project and for general working capital and administrative purposes.

To the knowledge of the Company, insiders of the Company purchased 84,400 common shares of the Company in the Offering.  The participation of such insiders in the Offering constituted "related party transactions", within the meaning of Multilateral Instrument 61-101 ("MI 61-101"). The Company has relied on the exemptions from the formal valuation and minority shareholder approval requirements of MI 61- 101 contained in sections 5.5(a) and 5.7(1)(a) of MI 61-101 in respect of the related party participation in the Offering as neither the fair market value (as determined under MI 61-101) of the subject matter of, nor the fair market value of the consideration for, the transaction, insofar as it involved the interested parties, exceeded 25% of the Company's market capitalization (as determined under MI 61-101).

Pursuant to an agreement between the Company and SSR Mining Inc. ("SSR Mining") dated November 28, 2018 (see news release dated November 29, 2018), SSR Mining has a right to maintain its pro rata ownership interest of up to 9.9% of the outstanding shares of SilverCrest. The Company agreed to extend the time period during which SSR Mining must exercise such right to January 17, 2020 (45 days from the date that SilverCrest gave SSR Mining notice of the Offering).

ABOUT SILVERCREST METALS INC.

SilverCrest is a Canadian precious metals exploration company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and targeting production in Mexico's historic precious metal districts. The Company's current focus is on the high-grade, historic Las Chispas mining district in Sonora, Mexico. The Las Chispas Project consists of 28 mineral concessions, of which the Company has 100% ownership of where all the known mineral resources are located. SilverCrest is the first company to successfully drill-test the historic Las Chispas Property resulting in numerous high-grade precious metal discoveries. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" within the meaning of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements concern the intended use of proceeds. Such forward-looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: conditions in general economic and financial markets; timing and amount of capital expenditures; and effects of regulation by governmental agencies. The actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors including: the timing and content of work programs; results of exploration activities of mineral properties; the interpretation of drilling results and other geological data; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

N. Eric Fier, CPG, P.Eng Chief Executive Officer SilverCrest Metals Inc.

For Further Information:

SilverCrest Metals Inc.

Contact: Jacy Zerb, Investor Relations Manager

Telephone: +1 (604) 694-1730

Fax: +1 (604) 357-1313

Toll Free: 1-866-691-1730 (Canada & USA)

Email: info@silvercrestmetals.com

Website: www.silvercrestmetals.com

570 Granville Street, Suite 501

Vancouver, British Columbia V6C 3P1

No securities regulatory authority has either approved or disapproved of the contents of this news release.